[Better Biodiesel, Inc. letterhead]

 1400 West 400 North
Orem, UT 84057

November 15, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Ryan Rohn

Re:	Better Biodiesel, Inc. (the “Registrant”)
Form 8-K, Item 4.01
Filed November 1, 2006
File No. 333-67174

Dear Mr. Rohn:

In accordance with your comments in your letter to Better Biodiesel, Inc., dated November 7, 2006 please accept this letter as Registrant’s stated acknowledgement of the following:

1.               Registrant hereby acknowledges that that it is responsible for the adequacy and accuracy of  the disclosure in the filing(s);

2.               Registrant further acknowledges that staff comments or changes to the disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and

3.               Additionally, Registrant acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Better Biodiesel, Inc.

By:	/s/ Ron Crafts
Name: Ron Crafts
Title: President

[Letterhead of the Otto Law Group, PLLC]

The Otto Law Group, PLLC

(206) 262-9545

Fax (206) 262-9513

tvansiclen@ottolaw.com

November 15, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Ryan Rohn

Re:	Better Biodiesel, Inc. (the “Registrant”)
Form 8-K, Item 4.01
Filed November 1, 2006
File No. 333-67174

Dear Sirs:

The Otto Law Group, on behalf the Registrant, sends this letter to provide additional information regarding Registrant’s financial disclosure in response to your comment letter dated November 7, 2006, in which you ask the Registrant to reply to comments of the Staff of the Securities and Exchange Commission (the “Commission”) regarding Registrant’s Form 8-K filed November 1, 2006, under the Securities Exchange Act of 1934 (the “Exchange Act”).  Please find below the Registrant’s responses to the comments.  We will file this letter via EDGAR designating the form “CORRESP.”

When you have reviewed Registrant’s responses and if you have further comments or questions, please contact us.

Comment 1.

Registrant will file an amendment to its Form 8-K filed November 1, 2006 to disclose and confirm, under Item 304(a)(2), that it did not consult with Peterson Sullivan, PLLC (“Peterson Sullivan”), as its accountants through October 31, 2006, the date of the engagement.

Comment 2.

We confirm in this response letter that Registrant’s independent registered public accountant, Peterson Sullivan, is in compliance with the Utah state licensing requirements.

Please review this letter and the submissions as stated and advise whether comments will be closed or how we may further improve the disclosures of our client, and contact Todd Van Siclen at (206) 262-9545.

Very truly yours,

/s/ Todd Van Siclen

Todd Van Siclen